Filed by Fiserv, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Data Corporation

Commission File No. 001-11073

Transcript of presentation by Jeffery Yabuki, President and Chief Executive Officer of Fiserv, Inc., made available to employees of Fiserv, Inc. on January 16, 2019.

MR. YABUKI: Thank you so much. And depending on where you are, good morning, good afternoon, good evening, good something. The thing that I think we can all share is this is a good day to be part of Fiserv today.

Earlier this morning here in quasi-sunny Brookfield, Wisconsin, we have announced that we have acquired First Data. We will be merging together sometime in the — probably in the third quarter of 2019, and at that point we will have an opportunity to go from being the original FinTech to the largest and best FinTech in the world, and that’s pretty darn exciting.

We will — this morning when I woke up, I think we were last in the Fortune rankings around Fortune 496. And at this time next year we will be a Fortune — my money is on a Fortune 225; but whatever it is, we really changed where — where we fit into the ecosystem of all companies in the world with nearly $15 billion of revenue. So it’s truly an exciting day for the company.

Most everyone knows First Data because First Data has been around for 50 years. In fact, my new partner Frank Bisignano talked on our conference call today that there’s basically not a conversation that’s happened in the last 50 years about payments that doesn’t include First Data, and we’re quite happy to be inheriting that legacy.

And it’s like some of the other things that we have here at Fiserv. When someone talks about core banking, you can’t have a core banking discussion without talking about Fiserv.

It’s difficult to have a digital banking conversation if you’re not talking about Fiserv. And you certainly can’t have a bill payment discussion if you’re not talking about Fiserv.

Well, going forward at the time when we close, you won’t be able to have a discussion about any of those without talking about Fiserv and not because — not because clients have to but because they want to.

This is a transformative time in the company, and it’s time for us to take a giant leap forward to being that company where clients clamor to do business with, where associates beat the doors down to get in, and shareholders think it’s the best possible investment that they ever made.

And that will happen when we unleash the potential of the organization where we serve clients with excellence each and every day and that we understand that we’re much more about payments.

People are going to talk about the fact that we are a payments company, and we are. And we’re a core account processing company, and we’re a biller solutions company, and we’re an investment services company, and we’re a risk, and fraud, and analytics, and cash, and logistics, and all the other things that we do we have to bring it together to create unparalleled experiences for our clients.

We have to know that we enable not just financial institutions to serve their customers with excellence and confidence, but it’s merchants, and it’s a broader swath of billers, and it’s more than six million merchants who use — who will be using our technology the day after we close.

So it’s an exciting time, but we’re big, and we’re bold. We announced last year that we were elevating our brand and putting it on the Fiserv Forum, right?

And it was a symbol that we were going to move from being a little bit more in the background to being a little bit more front and center. And I think we can argue that this step in the world of FinTech and payments puts us right dead center of how the networks of the world will operate. And, again, that’s an exciting time for us at Fiserv.

Now, keep in mind that we took this step not because we had to but because we wanted to. We know that we’re in the midst of a transformation, the digitization of everything we do, and that we are facing every minute of every day the implications of rising expectations on their clients and customers.

And it’s a time to be bold. It’s a time that requires us to be excellent in everything we do, to lead different, to partner different, and to deliver — to deliver quality in every single interaction.

We had a senior leadership meeting last week, and one of the things that we talked about is how — how proud we were that — that we went from a mission in vision, which some people have said, “I saw a Tweet that said it was so passe” — mission in vision it was so passe, and we adopted a purpose and an aspiration. And our aspiration is to move money and information in a way that moves the world.

And we’re serious about that aspiration, and that’s one of the reasons why we did this today because we wanted to be everywhere where people move money and information in a way that moves the world.

In 2019 we’ll celebrate our 35th anniversary. We are recognized for the last five years in a row as the world’s most admired company. As I mentioned, we’re part of the Fortune 500. And actually in many — in many camps people view Fiserv as a true American success story, but it’s important for us to know that that’s in the past.

Tomorrow is a new horizon for Fiserv. We can’t have it been what we used to do, or what we were, or what was. That was then, and this is now. We’ve taken that transformational leap, and we’ve done it before. We did it in 2007 when we brought Fiserv and CheckFree together and created a — at the time a payments and FinTech powerhouse.

Today we’ve taken a step to be the best FinTech on the planet. Let’s all make sure we bask in that for just a minute, right, and that we feel good about what we’ve done and where we’re going to go.

And we feel great when we see the — when we’re surrounded by the beauty of orange. And that beauty is now going to permeate globally. We’re now just not a U.S.-based company. We’ve got many more associates and many more clients all around the world.

And so the stakes are higher, the rewards are bigger, and there’s never been a better part — better time to be part of Fiserv. So let me say thank you.

This is, I think, an amazing way to start a new year. 2019 we’re going to remember for a long time. I’m going to thank you for everything you’ve done. I’m going to thank you for everything you’re going to do.

Let’s go out. Let’s talk to our clients. Let’s talk to our associates, our friends and our families and let them know how proud we are to be part of the best. Thanks everyone, and have a great day.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of January 16, 2019 (the “merger agreement”), by and among Fiserv, Inc. (“Fiserv”), 300 Holdings, Inc. (“Merger Sub”) and First Data Corporation (“First Data”). In connection with the proposed transaction contemplated by the Merger Agreement, Fiserv intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy/consent solicitation statement of Fiserv and First Data that will also constitute a prospectus of Fiserv. This communication is not a substitute for the registration statement, the joint proxy/consent solicitation statement/prospectus or any other documents that will be made available to the shareholders of Fiserv and First Data, or any other documents that any party to the Merger Agreement, including Fiserv, First Data, or any of their respective affiliates, may file with the SEC or make available to their respective security holders. SHAREHOLDERS OF FISERV AND FIRST DATA AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, INCLUDING THE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS (WHEN AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

When available, shareholders will be able to obtain copies of the registration statement, including the joint proxy/consent solicitation statement/prospectus and any other documents that may be filed with the SEC (when available) free of charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Fiserv also can be obtained free of charge from Fiserv’s website at www.fiserv.com. Copies of documents filed with the SEC by First Data also can be obtained free of charge from First Data’s website at www.firstdata.com.

Participants in the Solicitation

Fiserv, First Data, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Fiserv is set forth in the proxy statement relating to Fiserv’s 2018 annual meeting of shareholders filed with the SEC on April 10, 2018. Information about the directors and executive officers of First Data is set forth in the proxy statement relating to First Data’s 2018 annual meeting of stockholders filed with the SEC on March 29, 2018. Additional information regarding the interests of these participants will be included in the joint proxy/consent solicitation statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Shareholders should read the joint proxy/consent solicitation statement/prospectus carefully if and when it becomes available before making any voting or investment decisions. Shareholders may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information disclosed in this communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the ability of Fiserv to complete the proposed acquisition and related transactions and to achieve the synergies described herein. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe Fiserv’s future plans, objectives or goals are also forward-looking statements.

Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements.

The factors that could cause Fiserv’s actual results to differ materially include, among others: the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the transaction within the expected time frames or at all and to successfully integrate the operations of First Data into those of Fiserv; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected, including for possible reasons such as unexpected costs, charges or expenses resulting from the transaction; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against Fiserv, First Data and others related to the merger agreement; unforeseen risks relating to liabilities of Fiserv or First Data may exist; shareholder approval or other conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the amount of the costs, fees, expenses and charges related to the transaction, including the costs, fees, expenses and charges related to any financing arrangements entered into in connection with the transaction; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Fiserv and First Data are subject to, among other matters, changes in customer demand for their products and services; pricing and other actions by competitors; general changes in local, regional, national and international economic conditions and the impact they may have on Fiserv and First Data and their customers and Fiserv’s and First Data’s assessment of that impact; rapid technological developments and changes, and the ability of Fiserv’s and First Data’s technology to keep pace with a rapidly evolving marketplace; the impact of a security breach or operational failure on Fiserv’s and First Data’s business; the effect of proposed and enacted legislative and regulatory actions in the United States and internationally affecting the financial services industry as a whole and/or Fiserv and First Data and their subsidiaries individually or collectively; regulatory supervision and oversight, and Fiserv and First Data’s ability to comply with government regulations; the impact of Fiserv’s and First Data’s strategic initiatives; Fiserv’s and First Data’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; the ability to contain costs and expenses; the protection and validity of intellectual property rights; the outcome of pending and future litigation and governmental proceedings; acts of war and terrorism; and other factors included in “Risk Factors” in Fiserv’s and First Data’s respective filings with the SEC, including their respective Annual Reports on Form 10-K for the year ended December 31, 2017, and in other documents that the companies file with the SEC, which are available at http://www.sec.gov. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. Fiserv assumes no obligation to update any forward-looking statements, which speak only as of the date of this presentation.